PT Multimedia

September 17, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

SUPPL

SEP 17 2003

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release announcing the Company's results for the first half of 2003.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

03032132

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

PT- Multimédia – Serviços de Telecomunicações e Multimedia, SGPS, S.A.
Public Company
Registered Office: Av. 5 de Outubro, no. 208, Lisbon
Collective Person no. 504 453 513
Registered in the Lisbon Registrar of Companies under no. 8357
Share Capital: 78,448,464 Euros

PT MULTIMEDIA REPORTS RESULTS FOR THE FIRST HALF OF 2003

Lisbon, Portugal, September 16, 2003 – PT Multimedia announced today first half 2003 audited results. Consolidated revenues increased by 11%, reaching EUR 326.1 million, whilst consolidated EBITDA amounted to EUR 56.8 million, representing over 60% growth. The company posted Net Income of EUR 3.1 million.

PT Multimedia's first half 2003 results reflect TV Cabo's substantial growth and its sustained improvement in operating margin, as well as balance sheet restructuring carried out during the second half of 2002. This positive performance of the company is reflected at several levels:

- Growth of 17% in the total number of subscribers over the first half of 2002:
  - Pay-TV subscribers: up 11% to 1,368 thousand;
  - Premium products subscribers: up 20% to 986 thousand;
  - Broadband Internet Access subscribers: up 90% to 180 thousand;
- Increase of 11% in consolidated revenues; reflecting a 20% increase in TV Cabo revenues;
- Growth of 62% in consolidated EBITDA, underpinned by a 70% increase in TV Cabo's EBITDA;
- Consolidated EBITDA margin of 17.4%, result of a 25.6% margin in TV Cabo in the first half of 2003;
- TV Cabo reached a margin of 27.5% in the second quarter and surpassed a 30% EBITDA margin in July and August, thus reaching its previously announced target for the last quarter of 2003;
- Consolidated Operating Profit amounting to EUR 23.2 million, compared with EUR 1.7 million in the first half 2002;
- EBITDA minus CAPEX amounting to EUR 31.1 million, reflecting generation of consolidated cash flow and tight control on CAPEX;
- Net Profit of EUR 3.1 million, compared with Net Loss of EUR 78.2 million at the end of the first half of 2002.

BASIS OF PRESENTATION OF RESULTS

PT Multimedia reports its financial information in three main business areas:

- Pay TV ("TV Cabo"), including TV Cabo Portugal S.A. and its subsidiaries, TV Cabo Audiovisuais S.A. and Premium TV S.A.;
- Audiovisuals, including the former Lusomundo Audiovisuais, SGPS and the services companies that support the audiovisuals division, previously included in Lusomundo Serviços, SGPS;
- Media, including Lusomundo Media, SGPS and Lusomundo Serviços, SGPS, witch includes the services companies that support the media division.

In order to discuss the results on a more consistent year-to-year basis, PT Multimedia's consolidated accounts are analysed in this press release on a pro-forma basis for 2002. Following the sale of PT Multimedia's stake in PTM.com (100%), Páginas Amarelas (24.75%) and Sportinveste Multimédia (50%), in the last quarter of 2002, PTM.com and its subsidiaries were excluded from PT Multimedia's consolidated results. However, PTM.com and its subsidiaries' revenues and expenses were fully consolidated until September 30, 2002. The pro-forma basis excludes PTM.com entirely from the consolidation in 2002, and the results of Páginas Amarelas and Sportinveste Multimédia, which were consolidated on an equity basis.

During the first quarter of 2003, TV Cabo changed its policy regarding the depreciation of its network assets. Previously, network assets were depreciated according to the number of years left until the end of the pay-TV licence granted by ANACOM, which is in 2009. At the beginning of the year, since PT Multimedia believes that this depreciation period is not adequately related to the useful life of the assets (estimated to be 20 years), and since it attributes a high probability that its licences will be renewed after 2009, those assets are now depreciated over a period of 20 years. This accounting policy change was approved by the Tax Authority and by ANACOM, the Portuguese regulator.

CONTACTS

Luís Pacheco de Melo – Chief Financial Officer
E-mail: lmelo@pt-multimedia.pt or ir@pt-multimedia.pt
Phone: +351 21 782 47 45
Fax: +351 21 782 47 47

Lidia Falcão – Investor Relations
E-mail: lidia.m.falcao@pt-multimedia.pt or ir@pt-multimedia.pt
Phone: +351 21 782 47 25
Fax: +351 21 782 47 35

This information is also available in www.pt-multimedia.pt

1. KEY HIGHLIGHTS

1.1. Pay TV

Pay TV	1H02	1H03	Δ
Homes passed ('000)	2.344	2.423	3,4%
Homes with two-way capacity ('000)	1.803	2.129	18,1%
Subscribers ('000) (1) (2)	1.231	1.368	11,1%
Cable	974	1.053	8,1%
DTH	257	315	22,6%
Premium Subscriptions ('000) (2)	820	986	20,2%
Sports	375	408	8,8%
Movies	183	204	11,5%
Other	262	374	42,7%
Penetration rate (Cable)	46,0%	47,8%	1,8 p.p.
Pay to basic ratio	66,6%	72,1%	5,5 p.p.
ARPU (EUR)	18,8	19,8	5,0%

(1) The figures shown refer to the total number of subscribers of TV Cabo's basic service. TV Cabo offers a variety of basic packages, supported by diverse technologies, and directed to different market segments (domestic, real estate, and hotel segment), with distinctive geographical scope (mainland Portugal, islands, and international), as well as having a variable number of channels.

(2) These numbers include products which are subjected to temporary promotional campaigns, such as "Try and Buy".

- **Launch of premium movie channels, Lusomundo Premium and Lusomundo Gallery, in June 2003**, replacing Telecine channels. Lusomundo has taken responsibility for content acquisition and negotiation for premium movie channels. As a consequence of Lusomundo's access to a larger number of cinematographic producers and distributors, both the quality and quantity of films broadcasted has been increased, while simultaneously significantly reducing programming costs. Furthermore, the production and broadcasting of these channels is now under local control, which has led to a substantial improvement in technical image quality, which is critical to the success of any movie channel;
- **Launch of TV Cabo's digital service in May**, allowing TV Cabo customers to access digital services such as EPG, multi-camera functionalities, and video-on-demand. Simultaneously, an upgrade of the conditional access system is been implemented (upgrading it to NAGRA's ALADIN system). This will increase security levels and the degree of services access control;
- **Upgrading and integration of CRM and billing systems.** In response to TV Cabo's commitment to quality of service, it is renewing its Customer Relationship Management (CRM) and billing systems. The new CRM solution (Siebel) will allow the collection of a significant amount of client data, and comprehensive monitoring of the client-supplier relationship, thus improving the quality of service. Additionally, the new system will improve client profile understanding and ensure complete management of the subscription life-cycle, thus easing product segmentation, pro-active selling, and chum control. The new billing system (Geneva) will be more open, flexible, and responsive to new business requests, allowing improved invoice description and legibility;
- **Implementation of SP certification system:** TV Cabo has launched a technical and commercial certification and training program for its Service Provides (SPs) aimed at further improving quality of service. This program will include over 4200 hours of training, and 145 employees. Furthermore, a monthly evaluation system was implemented. The SPs' remuneration will be indexed according the results achieved in the evaluation;
- **Number of homes passed:** 2.42 million, of which 2.13 million have two-way capability;
- **Cable and DTH subscribers: 1.368 thousand**, an 11.1% growth over the first half of 2002. TV Cabo's market share by the end of June 2003 is estimated to be 84.2%;
- **Premium channel subscribers: 986 thousand**, a 20.2% increase when compared with the same period last year. In the first half of 2003, premium channels registered 70 thousand additional subscribers, compared to 84 thousand new subscribers in the first semester of 2002. While in the first half of 2002 premium sport channel subscribers' growth was fuelled by the World Cup, in the first half of 2003 it was hampered due to the winner of the Portuguese Football Premier League being settled in April, earlier than in previous years. Premium movie channels sales and promotional efforts were adversely affected by the imminent replacement of Telecine Premium and Telecine Gallery, with Lusomundo Premium and Lusomundo Gallery;
- **Pay-TV ARPU: EUR 19.8**, a 5.0% increase when compared with June 2002.

1.2. Broadband Internet (Netcabo)

Broadband Internet	1H02	1H03	Δ
Subscribers ('000)	95	180	89,5%
Pentration rate (Internet Cl./Basic Cl.)	9,8%	17,1%	7,3 p.p.
ARPU (Euros)	33,2	29,9	-9,9%

- **Broadband Internet access via cable subscribers: 180 thousand**, which is close to double the number registered at the same date in 2002. Approximately 39 thousand NetCabo subscribers were added in the first half of 2003, compared to 33 thousand net additions during the first half of 2002;
- ***Penetration rate on cable TV subscribers:* 17.1%**, a 7.3 p.p. growth when compared to the first half of 2002;
- **Broadband Internet ARPU: EUR 29.9.** Against a backdrop of significant growth in both customers and competition, ARPU decreased 9.9% in comparison to the first half of 2002.

1.3. Audiovisuals

Audiovisuals	1H02	1H03	Δ
Tickets Sold ('000)	4.283	4.153	-3,0%
Lusomundo Cinemas	903	727	-19,5%
Warner Lusomundo - Portugal	3.380	3.426	1,4%
Average Attendance Rates			
Lusomundo Cinemas	19,7%	16,5%	-3,2 p.p.
Warner Lusomundo - Portugal	24,5%	22,5%	-2,0 p.p.

- On April 9, 2003, PT Multimedia announced an agreement with Warner Bros. Entertainment Inc. to acquire the remaining 50% of Warner Lusomundo, the owner of the largest cinema multiplex circuit in Portugal. The total consideration for this transaction will be EUR 21 million;
- **Opening of three new multiplexes:** in January 2003, Lusomundo Cinemas opened a new multiplex in Miraflores with 4 theatres, and in April 2003, inaugurated two others, one in Odivelas Parque and the other in Fórum Montijo, with 7 and 6 theatres respectively and a total of 2,700 seats. PT Multimedia's movie theatre circuit in Portugal now has 147 screens and around 27.6 thousand seats;
- **Tickets sold in Portugal: 4.2 million**, a 3% decrease when compared with the same period last year. The performance of PT Multimedia's movie theatres has been adversely affected by increased competition, particularly in the Lisbon metropolitan area, and a relative lack of audience appeal of non-blockbusters released during this period. However, during the first quarter, some initiatives were taken to increase viewer loyalty and offset the impact of unfavourable economic conditions. For example, PT Multimedia established an agreement with GALP (Portugal's leading fuel retailer) pursuant to witch GALP customers can convert points generated on their customer loyalty card into cinema tickets.
- **Tickets sold in Spain: 3.3 million**, a 3.2% increase over the first half of 2002, fundamentally due to the inauguration of cinema complexes in Valência and Las Palmas in the first and second semesters of 2002, respectively. On a like for like basis, the number of tickets sold decreased by 11.1% as a result of the opening of new movie theatres by competitors, and a further overall decrease in cinema admissions in Spain. In May, Warner Lusomundo Sogecable opened another multiplex cinema in Las Palmas, with 11 theatres and 3,077 seats. Currently the cinema circuit in Spain totals 11 multiplexes and 29.4 thousand seats.
- **Film distribution revenues: EUR 3.0 million,** a 6.2% decrease when compared with the same period last year. During the first half of 2003, Lusomundo released 40 new titles, which resulted in around 3.2 million admissions to Portuguese movie theatres;

- **Revenue of "Top 5" distributed films:** *8% increase over the same period in 2002, reflecting that* consumer demand can be maintained when films released are attractive. Therefore, we believe we can be optimistic regarding the second half of 2003, given the previewed launch of films such as "Finding Nemo", "Bruce Almighty", "Pirates of the Carabean", "American Pie III" and "Lara Croft – Tomb Raider";
- **Video revenues: EUR 14.7 million,** a 13.6% growth when compared with that of the first half of 2002, reflecting the positive impact of the DVD sales promotional campaign carried out jointly with Diário de Notícias;
- **Videogames revenues: EUR 8.3 million,** a 34.0% decrease when compared with the same period last year, reflecting the high inventory levels accumulated by retailers and Sony's implementation of a new PS2 pricing strategy.

Media

Media	1H02	1H03	Δ
Readership Rates (1)			
Jornal de Notícias	10,2%	12,0%	1,8 p.p.
Diário de Notícias	4,3%	5,0%	0,7 p.p.
24 Horas	2,0%	3,3%	1,3 p.p.
TSF Listening Rates (1)	21,6%	18,5%	-3,1 p.p.
(Top and mid management tiers in the Lisbon and Porto urban areas)			
Average Paid Circulation per Edition (2)			
Jornal de Notícias	102.083	105.174	3,0%
Diário de Notícias	54.602	50.432	-7,6%
24 Horas	34.638	50.078	44,6%

(1) Source: Bareme/Marketest

(2) Source: APTC and PT Multimedia since April 2003

- **Jornal de Notícias (JN):** during the first half of 2003, JN was updated in terms of graphics and editorial content, its format was changed and two local editions were released. In the second quarter of this year JN reinforced its leadership position, reaching readership levels of 12.0%, compared with 10.2% during the same period of the previous year. JN continues to be the most read newspaper in Portugal with over 997 thousand readers. Average paid daily circulation reached 105.2 thousand copies, a 3.0% increase over the first half of 2002;
- **Diário de Notícias (DN):** in the first quarter of 2003, DN posted an average paid daily circulation of 50.4 thousand copies, a level which is somewhat lower than the average 54.6 thousand copies sold in the first half of 2002. However, as a result of the newspaper's updating of its graphical and editorial content as well as promotional campaigns, there was a 5.6% recovery in daily circulation levels when compared with the last quarter of 2002;
- **24 Horas:** 24 Horas was the Portuguese newspaper with highest growth rates in the first half of 2003, registering an increase in paid circulation levels of over 15 thousand copies per day, in comparison to an average sale of 34.6 thousand copies in the first half of 2002. This growth was due to the success of its editorial approach which emphasises the use of graphics and images to make it easier and quicker to read.

2. JULY AND AUGUST UPDATE

The non-audited financials presented in this section by business segment are for the eight months to August.

PT Multimédia. Operating data in July and August continued to post improvements in PT Multimedia businesses.

During July and August, PT Multimédia's EBITDA continued to show improvement, due to recovery in the Audiovisuals business, as well as consistent growth in TV Cabo's EBITDA. TV Cabo's margins continued to increase, reaching 27.4% in the first eight months of this year, with margins over 30% in July and August.

Business developed by TV Cabo continues to be particularly dynamic:

- TV Cabo added 21 thousand pay-TV customers in July and August, totaling 1,389 thousand customers, a 10.8% increase over the same period last year;
- In the first two summer months, the Netcabo service added a further 11 thousand clients, totaling 191 thousand clients at the end of August;
- TV Cabo's blended ARPU climbed to EUR 23.5 year-to-date, an increase of 0.5% when compared to the first half ARPU of EUR 23.4.

2.1 Consolidated Financial Results

(millions of Euro)	1H02	Pro-forma 1H02	1H03	Pro-forma Δ
Revenues				
TV Cabo	172,3	172,9	207,8	20,2%
Audiovisuals	54,2	54,0	49,8	-7,8%
Media	65,6	62,8	72,0	14,6%
PTM.com	37,7	-	-	n.m.
Other, Adjustments and Holding	(2,4)	3,4	(3,5)	n.m.
Total	**327,4**	**293,2**	**326,1**	**11,2%**
EBITDA				
TV Cabo	30,7	31,0	53,1	71,1%
Audiovisuals	7,4	7,8	4,8	-39,3%
Media	0,6	1,2	2,3	96,5%
PTM.com	(2,4)	-	-	n.m.
Adjustments and Holding	(3,7)	(5,0)	(3,5)	31,0%
Total	**32,6**	**35,0**	**56,8**	**62,0%**
EBIT	**(7,1)**	**1,7**	**23,2**	**1253,2%**
Interest and other financial expenses	31,8	16,6	4,5	-73,1%
Interest and other financial income	10,5	7,7	1,5	-80,4%
Equity in earnings (losses) of investees	(12,9)	(4,8)	(3,4)	28,5%
Amortization of goodwill	26,3	15,9	6,4	-59,5%
Other non-operating income (losses), net	(8,4)	5,9	(59,1)	-1106,2%
Income /(Loss) Before Income Tax	**(75,9)**	**(22,0)**	**(48,7)**	**n.m.**
Consolidated Net Loss Before Minority Interests	**(78,0)**	**(24,1)**	**4,4**	**n.m.**
Consolidated Net Income /(Loss)	**(78,2)**	**(24,2)**	**3,1**	**n.m.**
EBITDA Margin	**10,0%**	**12,0%**	**17,4%**	**5,4 p.p.**

During the first half of 2003, PT Multimedia's consolidated operating revenues amounted to EUR 326.1 million, an 11.2% increase when compared with the same period last year. This increase was achieved under challenging market conditions, after two years of continuous economic slow down, resulting in a significant adverse impact in the media business as a result of reduced advertising spending.

PT Multimedia's growth was fuelled by the performance of TV Cabo, whose business activities continued to demonstrate strong growth and now represent 64% of total revenues. The media business accounted for 22% of total revenues, while audiovisuals were responsible for 15%.

EBITDA reached EUR 56.8 million, a 62% increase when compared to that of the same period last year. This increase was achieved mostly due to the performance of TV Cabo, whose EBITDA grew by more than 70%, reaching EUR 53.1 million. The EBITDA of the media business amounted to EUR 2.3 million, reflecting the decline in advertising spending. The Audiovisuals segment posted an EBITDA of EUR 4.8 million.

The strong growth in PT Multimedia's operating profitability, coupled with a EUR 597.7 million decrease in net debt and extraordinary amortization of Lusomundo's acquisition goodwill recognized at the end of 2002 allowed PT Multimedia to post Consolidated Net Profit of EUR 3.1 million.

PT Multimedia recorded provisions amounting to EUR 60 million, relating to (i) estimated losses on the value of fixed assets related to the restructuring of the IDTV business and the acceleration of the digitalization of TV Cabo services, (ii) the amount of non entirely depreciated client network associated to previous TV Cabo's costumers that probably will not reconnect the service, (iii) costs related with planed restructuring, and (iv) other general risks and losses on financial investments.

PT Multimedia recorded deferred taxes of EUR 60 million relating to tax losses carried forward from previous years, which based on current prospects PT Multimedia believes can now be recovered.

2.2 Consolidated Debt

Consolidated Debt *(thousands of Euros)*	30-Jun-02	31-Dec-02	31-Mar-03	30-Jun-03
Short Term Debt	**36.526**	**28.687**	**41.045**	**23.594**
Medium and Long Term Debt	**669.157**	**129.265**	**102.536**	**88.257**
Shareholder Loans	604.647	67.257	68.036	67.257
Commercial Paper	64.488	62.000	34.500	21.000
Bank Loans	22	8	-	-
Total Debt	***705.683***	***157.952***	***143.581***	***111.851***
Cash and Cash Equivalents	**31.510**	**20.167**	**39.243**	**25.406**
Consolidated Net Debt	**674.173**	**137.785**	**104.338**	**86.445**

As of June 30, 2003, PT Multimedia's consolidated net debt amounted to EUR 86.4 million, which represents a EUR 51.3 million decrease from December 2002. This net debt reduction was achieved through cash flow generation by PT Multimedia.

2.3 Investment

Total investment during the first half of 2003 reached EUR 25.8 million, a 52.4% drop from the same period last year. This is mainly attributable to a significant reduction in financial investments, as well as strict control on CAPEX.

Total Investment *(thousands of Euros)*	1H02	Pro-forma 1H02	1H03	Pro-forma Δ
Financial Investment	24.536	19.358	214	-98,9%
CAPEX	38.985	34.992	25.635	-26,7%
Total	**63.521**	**54.350**	**25.849**	**-52,4%**

The breakdown of CAPEX by business line is set out below:

CAPEX *(thousands of Euros)*	1H02	Pro-forma 1H02	1H03	Pro-forma Δ
TV Cabo	32.130	32.130	21.182	-34,1%
Audiovisuais	541	541	2.585	377,8%
Media	1.007	1.007	1.524	51,3%
PTM.com	3.993	-	-	*n.m.*
Other	1.314	1.314	344	-73,8%
Total	**38.985**	**34.992**	**25.635**	**-26,7%**
CAPEX/Revenues (%)	**11,9%**	**11,9%**	**7,9%**	**-4,1 p.p.**

During the first six months of 2003, CAPEX totalled EUR 25.6 million, a 26.7% decrease when compared with the same period last year. CAPEX as a percentage of revenues decreased from 11.9% in the first half of 2002 to 7.9% in June 2003.

Capital expenditure was mainly directed to expanding TV Cabo's client network and strengthening the presence of PT Multimedia in cinema exhibition by opening new multiplexes in Miraflores, Odivelas and Montijo.

2.4 TV Cabo

TV CABO (millions of Euros)	1H02	Pro-forma 1H02	1H03	Pro-forma Δ
Operating Revenues	**172,3**	**172,9**	**207,8**	**20,2%**
Services rendered	166,8	167,4	205,1	22,5%
Sales of merchandise and products	5,6	5,6	2,7	-51,0%
Operating Costs and Expenses	**168,0**	**168,3**	**181,2**	**7,7%**
Wages and salaries	15,7	15,0	14,0	-6,4%
Costs of telecommunications	12,8	12,7	12,4	-2,0%
Programming costs	57,8	57,2	63,0	10,2%
Maintenance and repairs	3,8	5,4	5,2	-2,7%
Marketing and publicity	5,2	5,4	3,7	-31,8%
Other general and administrative	40,2	42,2	45,0	6,7%
Costs of products sold	5,3	5,3	3,6	-32,7%
Depreciation and amortization	26,4	26,4	26,5	0,5%
Provisions for doubtful receivables	3,4	3,4	6,2	80,1%
Taxes other than income taxes	0,8	0,8	0,8	3,3%
Other net operating income	(3,4)	(5,4)	0,7	n.m.
Operating Income/(Loss)	**4,3**	**4,6**	**26,6**	**472,7%**
EBITDA	**30,7**	**31,0**	**53,1**	**71,1%**
EBITDA Margin	**17,8%**	**18,0%**	**25,6%**	**7,6 p.p.**

The first semester of 2003 was characterised by continued growth in TV Cabo subscribers, mostly due to a successful upselling strategy, encouraging costumers to subscribe for premium and/or broadband Internet access services. PT Multimedia believes that this performance is notable, considering the current economic slowdown, and the decrease in national consumer confidence.

TV Cabo's Operating Revenues reached EUR 207.8 million, a 20.2% increase, up from EUR 172.9 million in the first half of 2002. This growth was primarily due to the following two factors:

- Strong growth in Internet business, whose revenues reached EUR 31.8 million up nearly 60% from EUR 19.9 million in the first half of 2002;
- Sustained growth in the number of Pay-TV subscribers (11.1%), coupled with an increase in premium products (20.2%), leading to an ARPU increase of 5%, from EUR 18.8 to EUR 19.8.

Advertising revenues reached EUR 6.920 thousand, representing a decrease of 0.3% from EUR 6.940 thousand in the first half of 2002. However, advertising revenues during the first half of 2002 benefited from the Football World Cup. Excluding these revenues, advertising revenues would have increased by 24% over the first half of 2002.

Operating costs amounted to EUR 181.2 million, a 7.7% increase when compared to June 2002. The main components of operating costs have evolved in following manner:

- Wages and salaries totalled EUR 14.0 million, a 6.4% decrease over the first half of 2002;
- Telecommunication costs reached EUR 12.4 million, a 2.0% decrease when compared to the same period last year. The decreasing price of international connections helped offset rising telecommunication costs associated with the increasing number of homes passed with two-way capability as well as with growth of the NetCabo service;
- Programming costs reached EUR 63.0 million, a 10.2% increase over the same period last year. Programming costs' weight as a percentage of Pay TV revenues decreased from 40.6% in the first half of 2002 to 39.1% in the first half of 2003. The positive impact of programming contracts renegotiation is already evident, especially consedering the significant increase of subscribers and the evolution of the pay-to-basic ratio, since premium products present lower gross margins.

During the second quarter of 2003, TV Cabo's EBITDA and EBITDA margin maintained the positive trend shown in previous quarters. In the second quarter, TV Cabo's EBITDA reached EUR 29.0 million (EUR 24.1 million in the first quarter), while EBITDA margin exceeded 27.5% (23.6% in the first quarter).

TV Cabo's EBITDA for the first half totalled EUR 53.1 million, corresponding to an EBITDA margin of 25.6%. This reflects the expansion of broadband Internet access service and increased operating efficiency.

2.5 Audiovisuals

AUDIOVISUALS REVENUES BREAKDOWN (millions of Euros)	1H02	Pro-forma 1H02	1H03	Pro-forma Δ
Theatrical Exhibition	21,3	21,3	20,5	-4,0%
Film Distribution	3,2	3,2	3,0	-6,2%
Exhibition Rights	2,2	2,2	1,3	-39,2%
Video	14,2	14,2	14,7	3,5%
Videogames	12,6	12,6	8,3	-34,0%
Other	0,6	0,4	1,9	341,3%
Total	**54,2**	**54,0**	**49,8**	**-7,8%**

Audiovisuals' revenues reached EUR 49.8 million, a 7.8% decrease when compared with the same period last year. In the first half, the Audiovisuals business was adversely affected by a decrease in leisure related consumption, due to challenging national economic conditions. Additionally, competition has increased significantly in this segment. Certain factors should be highlighted for each major source of audiovisual revenue:

- Cinema exhibition revenues totalled EUR 20.5 million, a 4.0% decrease over first half 2002, reflecting a reduction in ticket sales due to intensifying competition, and a relative lack of audience appeal of non-blockbusters released during this period;
- Video revenues posted a 3.5% growth when compared with the same period last year. This was mostly due to the DVD promotional sales campaign carried out jointly with Diário de Notícias. Excluding the impact of this campaign, video sales would have decreased by approximately 14%, due to a slowdown in video demand as a result of the current economic climate, and the promotional sale of DVD collections by major competing dailies;
- The videogames division, the major contributor toward Audiovisual revenue growth in 2002, was significantly adversely affected by the high retail inventory levels accumulated at the end of 2002 and by Sony's implementation of a new PS2 pricing strategy, which provoked a reduction in promotional campaigns for this console. Thus, during the first six months of 2003, videogames revenue posted a 34% decrease when compared with the same period last year;
- Film distribution revenue decreased by approximately 6.2%, due to the release of fewer titles, including blockbusters, compared with the same period last year.

Audiovisuals (millions of Euros)	1H02	Pro-forma 1H02	1H03	Pro-forma Δ
Operating Revenues	**54,2**	**54,0**	**49,8**	**-7,8%**
Services rendered	30,7	23,3	22,8	-2,1%
Sales of merchandise and products	23,5	30,7	27,0	-12,1%
Operating Costs and Expenses	**50,0**	**48,8**	**48,2**	**-1,2%**
Costs of products sold	16,2	16,2	13,4	-17,2%
Third Party Services	28,3	28,1	28,1	0,1%
Wages and salaries	4,9	4,6	4,9	6,1%
Depreciation and amortization	3,2	2,7	3,2	19,8%
Provisions	(0,1)	(0,2)	0,9	n.m.
Other net operating income	(2,6)	(2,6)	(2,3)	11,4%
Operating Income/(Loss)	**4,1**	**5,2**	**1,6**	**-69,7%**
EBITDA	**7,4**	**7,8**	**4,8**	**-39,3%**
EBITDA Margin	**13,6%**	**14,5%**	**9,6%**	**-4,9 p.p.**

Audiovisuals' EBITDA amounted to EUR 4.8 million, a decrease when compared to EUR 7.8 million of the same period last year. EBITDA margin stood at 9.6%, a 4.9 p.p. decrease over the same period last year, mainly due to:

- Increased cinema exhibition fixed costs related to the opening of Miraflores, Odivelas, and Montijo multiplexes;
- decreased video segment profitability, considering the fact that 17% of revenue was derived from the

sale of DVD collections for the Diário de Notícias promotional campaign.

2.6 Media

MEDIA REVENUES BREAKDOWN (millions of Euros)	1H02	Pro-forma 1H02	1H03	Pro-forma Δ
Advertising	38,1	38,1	33,9	-11,0%
Copies Sold	17,9	17,9	20,7	15,6%
Complementary Products	5,5	5,3	15,8	200,1%
Editorial Noticias	3,9	-	-	n.m.
Other	0,1	1,6	1,6	1,4%
Total	**65,6**	**62,8**	**72,0**	**14,6%**

The economic environment was particularly unfavourable for the media businesses, due to decreased advertising spending and resulted in a less positive performance of this business area in the first half of 2003 than in the same period in 2002. Media revenues reached EUR 72.0 million, a 14.6% improvement when compared with the same period last year. This resulted from increased sales of promotional products and the consequent increase in newspapers circulation, which offset the EUR 4.2 million reduction in advertising revenues.

Media (millions of Euros)	1H02	Pro-Forma 1H02	1H03	Pro-Forma Δ%
Operating Revenues	**65,6**	**62,8**	**72,0**	**14,6%**
Services rendered	38,5	39,5	35,4	-10,5%
Sales of merchandise and products	27,0	23,3	36,7	57,2%
Operating Costs and Expenses	**66,8**	**64,5**	**72,7**	**12,6%**
Costs of products sold	4,2	3,2	9,4	194,5%
Raw materials and consumables	10,5	11,1	9,2	-17,3%
Third Party Services	27,8	24,5	27,6	12,7%
Wages and salaries	20,4	20,7	20,5	-0,7%
Depreciation and amortization	1,9	2,9	3,0	4,3%
Provisions	2,1	2,1	2,6	23,4%
Other net operating income	(0,1)	0,0	0,3	1132,0%
Operating Income/(Loss)	**(1,3)**	**(1,7)**	**(0,7)**	**60,9%**
EBITDA	**0,6**	**1,2**	**2,3**	**96,5%**
EBITDA Margin	**1,0%**	**1,9%**	**3,3%**	**1,4 p.p.**

EBITDA reached EUR 2.3 million, an increase of EUR 1.1 million when compared with the same period last year. The growth in EBITDA is in response to better performance in complementary areas to this segment, such as printing services. Excluding these areas EBITDA decreased, reflecting the decline in advertising revenues partially offset by the sales increase of promotional products, which have lower margins. Additionally, in the first half of the year there was an increase in marketing costs, as a result of advertising campaigns promoting the update of the graphical and editorial content of the Group's main newspapers.

Personnel costs have been reduced by 0.7%, reflecting the ongoing restructuring efforts, including rationalisation of operations and support functions, which have consequently lowered the number of employees.

Note

Except for historic information contained herein, this press release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia's services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia's filings with the Portuguese Securities and Exchange Commission.

Attachments

Table I - Consolidated Statements of Income for the first semester of 2002 and 2003;

Table II - Pro-forma Consolidated Statement of Income for the first semester of 2002, excluding PTM.com from the consolidation, and Consolidated Statement of Income for the first semester of 2003;

Table III - Consolidated Balance Sheet as at June 30, 2002, December 31, 2002 and June 30, 2003.

TABLE I

PT-MULTIMEDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMEDIA, SGPS, S.A. E SUBSIDIÁRIAS

CONSOLIDATED STATEMENTS OF INCOME FOR THE FIRST SEMESTER OF 2002 AND 2003

(Amounts in thousands of Euros)

	1H02	1H03
Operating Revenues:	**327.428**	**326.087**
Services rendered	263.498	262.312
Sales of merchandise and products	63.930	63.775
Operating Costs and Expenses:	**334.513**	**302.866**
Wages and salaries	53.100	41.744
Pensions and other benefits	756	593
Costs of telecommunications	31.753	12.479
Depreciation and amortization	39.730	33.533
Subsidies	(317)	(211)
Programming costs	51.301	63.022
Maintenance and repairs	3.805	6.250
Own work capitalized	(1.240)	(444)
Raw materials and consumables	11.434	9.865
Costs of products sold	25.565	23.115
Marketing and publicity	17.592	14.322
Other general and administrative	102.209	91.075
Provision for doubtful receivables, inventories and other	6.174	10.079
Other net operating income	(8.769)	(3.875)
Taxes other than income taxes	1.420	1.319
Operating Income /(Loss)	**(7.085)**	**23.221**
Other income (expenses):	**(68.807)**	**(71.949)**
Interest expenses	(15.714)	(3.074)
Other financial expenses	(16.065)	(1.382)
Interest income	7.187	335
Other financial income	3.319	1.172
Equity in earnings (losses) of investees	(12.883)	(3.446)
Amortization of goodwill	(26.289)	(6.432)
Gains (losses) on disposals of fixed assets	1	79
Other non-operating income (losses), net	(8.363)	(59.201)
Income /(Loss) Before Income Tax	**(75.892)**	**(48.728)**
Provision for income taxes	(2.140)	53.093
Consolidated Net Loss Before Minority Interests	**(78.032)**	**4.365**
Losses/(Income) applicable to minority interests	(121)	(1.221)
Consolidated Net Income /(Loss)	**(78.153)**	**3.144**
EBITDA	**32.645**	**56.754**
EBITDA Margin	**10,0%**	**17,4%**

TABLE II

PT-MULTIMEDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMEDIA, SGPS, S.A. E SUBSIDIÁRIAS

PRO-FORMA CONSOLIDATED STATEMENT OF INCOME FOR THE FIRST SEMESTER OF 2002, EXCLUDING PTM.COM FROM THE CONSOLIDATION, AND CONSOLIDATED STATEMENT OF INCOME FOR THE FIRST SEMESTER OF 2003

(Amounts in thousands of Euros)

	Pro-forma 1H02	1H03
Operating Revenues:	**293.182**	**326.087**
Services rendered	229.870	262.312
Sales of merchandise and products	63.312	63.775
Operating Costs and Expenses:	**291.466**	**302.866**
Wages and salaries	44.488	41.744
Pensions and other benefits	756	593
Costs of telecommunications	13.232	12.479
Depreciation and amortization	33.323	33.533
Subsidies	(313)	(211)
Programming costs	56.990	63.022
Maintenance and repairs	6.305	6.250
Own work capitalized	(1.240)	(444)
Raw materials and consumables	11.434	9.865
Costs of products sold	25.277	23.115
Marketing and publicity	15.027	14.322
Other general and administrative	85.553	91.075
Provision for doubtful receivables, inventories and other	5.575	10.079
Other net operating income	(6.239)	(3.875)
Taxes other than income taxes	1.298	1.319
Operating Income /(Loss)	**1.716**	**23.221**
Other income (expenses):	**(23.669)**	**(71.949)**
Interest expenses	(15.232)	(3.074)
Other financial expenses	(1.325)	(1.382)
Interest income	6.122	335
Other financial income	1.571	1.172
Equity in earnings (losses) of investees	(4.817)	(3.446)
Amortization of goodwill	(15.864)	(6.432)
Gains (losses) on disposals of fixed assets	25	79
Other non-operating income (losses), net	5.851	(59.201)
Income /(Loss) Before Income Tax	**(21.953)**	**(48.728)**
Provision for income taxes	(2.110)	53.093
Consolidated Net Loss Before Minority Interests	**(24.063)**	**4.365**
Losses/(Income) applicable to minority interests	(152)	(1.221)
Consolidated Net Income /(Loss)	**(24.215)**	**3.144**
EBITDA	**35.039**	**56.754**
EBITDA Margin	**12,0%**	**17,4%**

TABLE III

PT-MULTIMEDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMEDIA, SGPS, S.A. E SUBSIDIÁRIAS

CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2002, DECEMBER 31, 2002 AND JUNE 30, 2003

(Amounts in thousands of Euros)

	June, 30 2002	December, 31 2002	June,30 2003
Current Assets:			
Cash and cash equivalents	31.510	20.167	25.307
Accounts receivable-trade, net	132.755	118.976	88.091
Accounts receivable-other, net	66.706	56.461	42.077
Inventories, net	27.252	18.035	14.339
Prepaid expenses and other current assets	25.927	17.440	18.792
Deferred taxes	18.445	27.474	78.079
Total current assets	302.595	258.553	266.685
Investments, net	309.575	43.159	59.522
Fixed Assets, net	328.049	312.580	302.408
Intangible Assets, net	50.073	37.959	35.384
Goodwill, net	791.964	217.141	210.655
Total assets	1.782.256	869.392	874.653
Current Liabilities:			
Short term debt and current portion of medium and long-term debt	36.526	28.687	23.595
Accounts payable-trade	174.034	136.130	129.977
Accounts payable-other	88.241	50.454	36.366
Accrued expenses	41.128	41.223	61.581
Taxes payable	13.683	14.890	15.267
Deferred income	6.922	8.231	6.875
Deferred taxes	6.577	6.172	5.865
Total current liabilities	367.111	285.789	279.525
Medium and Long-Term Debt			
Medium and long term debt	64.510	62.007	21.000
Shareholders	604.647	67.257	67.257
	669.157	129.265	88.257
Other Non-Current Liabilities	90.802	77.194	125.845
Total liabilities	1.127.070	492.247	493.627
Minority Interests	19.227	16.628	17.181
Shareholders' equity:			
Share capital	78.449	78.448	78.448
Reserves	635.663	743.444	282.252
Retained earnings	-	(326.922)	-
Net profit for the year	(78.153)	(134.453)	3.144
Total equity	635.959	360.517	363.845
Total liabilities and shareholders' equity	1.782.256	869.392	874.653